Exhibit 12.3

Central Illinois Public Service Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	9 Months Ended	Year Ended
	September 30,	December 31,
	2008	2007
Net income from continuing operations	$6,901	$16,535
Add- Taxes based on income	2,178	9,322

Net income before income taxes	9,079	25,857

Add- fixed charges:
Interest on long term debt (1)	21,929	36,670
Estimated interest cost within rental expense	501	899
Amortization of net debt premium, discount and expenses	769	1,105
Total fixed charges	23,199	38,674

Earnings available for fixed charges	32,278	64,531

Ratio of earnings to fixed charges	1.39	1.66

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	1,884	2,512
Adjustment to pre-tax basis	595	1,416
	2,479	3,928

Combined fixed charges and preferred stock dividend requirements	$25,678	$42,602

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.25	1.51

(1)  Includes FIN 48 interest expense